6255 Sunset Boulevard, Hollywood, CA 90028

November 19, 2012

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Frederick’s of Hollywood Group Inc.
Registration Statement on Form S-3
Filed July 20, 2012
File No. 333-182782
Form 10-Q for the Quarterly Period Ended April 28, 2012
Filed June 12, 2012
File No. 001-05893

Dear Mr. Reynolds:

Frederick’s of Hollywood Group Inc. (the “Company”) responds as follows to the Staff’s comment letter, dated October 19, 2012, relating to the above-captioned Registration Statement on Form S-3 (“Registration Statement”) and Form 10-Q for the Quarterly Period Ended April 28, 2012 (“Form 10-Q”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Jay Williamson. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission

November 19, 2012

Form S-3, filed July 20, 2012

Prospectus Summary, page 1

1.	We note your response to comment 1 from our letter dated August 15, 2012. Please include the following disclosure in the filing:

•	Disclose the total dollar value of the common stock underlying the convertible preferred stock, dividends and warrants that you have registered for resale (using the number of underlying shares of common stock that you have registered for resale and the market price per share for those securities on the date of the sale of the preferred stock and warrants).

•	Explain how you calculated the $2,802,546 in cumulative dividends; i.e., that this amount reflects the conversion of cumulative dividends over a five-year period.

•	Compare the number of shares outstanding prior to the transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder to the number of shares registered for resale on behalf of the selling shareholder. The calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

•	Describe the selling shareholder’s and its affiliate’s business, any material contacts, investments, or relationships between the issuer and the investor or its affiliates either before or after the private placement. Also describe how the investor and its affiliate, Tokarz Investments, LLC, acquired their shares prior to the May 2012 transaction.

With respect to the first three bullets of the Staff’s comment, we have included such information in the Prospectus Summary as requested. With respect to the fourth bullet of the Staff’s comment, we have included such information in the section titled “Selling Shareholder” as we believe such location is a more appropriate place to disclose the requested information.

Securities and Exchange Commission

November 19, 2012

2.	We note in your response to comment 1 from our letter dated August 15, 2012 that in accordance with the additional listing requirements of the NYSE MKT, the company is not permitted to issue to the selling shareholder more than 3,500,000 shares of common stock upon conversion or exercise of the Series A Convertible Preferred Stock or warrants until shareholder approval is obtained relating to such issuance. The company intends on holding an annual meeting of shareholders to approve this issuance in January 2013. Please provide this disclosure in the filing and explain the mechanics of this requirement. For example, describe the provisions of Sections 6.3 and 6.4 of the preferred stock purchase agreement and explain whether the shares could still be issued and the potential effect on the shares listed on NYSE MKT if shareholder approval is not received. If applicable, provide risk factor disclosure.

As requested, we have revised the disclosure in the Prospectus Summary section of the Registration Statement include a description of the restriction on the Company’s ability to issue more than 3,500,000 shares of common stock to the selling shareholder. We also have revised the disclosure to include a new risk factor entitled “If we are unable to obtain shareholder approval of the issuance of the shares of common stock underlying the Series A Convertible Preferred Stock and warrants sold to TTG Apparel, LLC, we may be restricted from issuing additional shares in the future”.

Selling Shareholder, page 8

3.	We note your response to comment 2 from our letter dated August 15, 2012 and reissue in part. We continue to believe that the selling shareholder table should consistently present the total number of shares being registered for resale. To the extent certain contingencies may reduce the amounts issuable under the terms of your outstanding preferred stock, you can describe them in the footnotes to the table and elsewhere in the filing. For example, where you propose to describe the conversion terms of the preferred stock in plain English in the Summary, you can also describe the adjustments and payments of dividends.

We have revised the table included in the Selling Shareholder section of the Registration Statement as requested.

Form 10-Q for the Quarterly Period Ended April 28, 2012

4.	We note the penultimate paragraph of your response letter; however, an authorized company representative must directly provide the Tandy representations. The company should submit on EDGAR a separate letter from an authorized representative of the company including the Tandy representations.

Duly noted. The Tandy representations are set forth below as requested.

* * * *

Securities and Exchange Commission

November 19, 2012

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (212) 779-8300 or marci.frankenthaler@fredericks.com.

Very truly yours,

/s/ Marci J. Frankenthaler

Marci J. Frankenthaler
General Counsel

cc:	Thomas J. Lynch

Thomas Rende

Cindy Rosenberg

David Alan Miller, Esq.

Jeffrey Gallant, Esq.